SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                       China Yuchai International Limited
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   G210821050
                                 --------------
                                 (CUSIP Number)

                            Charles F. Niemeth, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G210821050                   13D                    PAGE 2 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COOMBER INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 3 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GOLDMAN INDUSTRIAL LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 4 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHONG LIN DEVELOPMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         HONG KONG
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 5 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GUANGXI YUCHAI MACHINERY STATE HOLDING COMPANY
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 6 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         QIN XIAOCONG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 7 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHU GUOXIN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 8 of 15 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         YUAN XUCHENG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

            The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. ("Goldman") and Coomber Investment Limited ("Coomber") with the United States Securities and Exchange Commission (the "Commission") on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited ("Zhong Lin"), Guangxi Yuchai Machinery State Holding Company ("Guangxi Holding"), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the "Reporting Persons"), Schedule 13D (Amendment No. 2) filed with the Commission by the Reporting Persons on July 9, 2003, and Schedule 13D (Amendment No. 3) filed with the Commission by the Reporting Persons on August 5, 2003, is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 4) have the meanings set forth in the Reporting Persons' Schedule 13D (Amendment No. 1).

ITEM 2.     IDENTITY AND BACKGROUND

            The information appearing in this Item is hereby amended by the addition of the following information:

            On November 6, 2003, Mr. Yuan Xucheng was named as a director of Coomber. For information regarding Mr. Xucheng's address, principal occupation or employment, the organizations in which his principal occupation or employment is carried on and certain arrangements pursuant to which he holds shares of Goldman for the benefit of other Reporting Persons, see Item 2 of Schedule 13D (Amendment No. 1) filed by the Reporting Persons on June 23, 2003.

ITEM 4.     PURPOSE OF TRANSACTION

            The information appearing in this Item is hereby amended by the addition of the following information:

            In their Schedule 13D (Amendment No. 1), the Reporting Persons indicated that they might seek to acquire additional shares of Common Stock and that, if successful in causing the Special Share in the Company to be invalidated and in acquiring a majority of the Company's Common Stock (or such number of shares less than an absolute majority of the Company's Common Stock that would enable them to control the Company), the Reporting Persons might engage or cause the Company to engage in one or more of certain actions or transactions of the type referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons stated that they intend continuously to review all aspects of their investment in CYI, including CYI's business, operations, financial results and condition and prospects, the market price of the Common Stock, conditions in the securities market generally, and general economic and industry conditions and, based on their continuing review of these and other relevant factors, the

                        Reporting Persons may engage in such other actions referred to or contemplated by paragraphs (a) through
                        (j) of this Item 4 as they deem appropriate.

            After a review of the matters described above, including the current market price for the Company's Common Stock, and in light of the settlement reached between the Company and GYMCL to settle the pending disputes between them, as reported in Schedule 13D (Amendment No. 3), the Reporting Persons have concluded that the prepaid forward sale transaction described in Item 6 of this
            Schedule 13D (Amendment No. 4) would not be inconsistent with their ultimate intention to cause ownership and control of GYMCL to conform with Chinese law. As further described in Item 6, on the settlement date under each forward sale confirmation, the Reporting Persons will have the option to determine whether to settle the forward sale by delivery of shares of Common Stock or cash. This feature of the prepaid forward sale enables the Reporting Persons to realize a significant monetary amount from their holdings of the Company's Common Stock while generally retaining voting rights with respect to the shares of Common Stock subject to the forward sale arrangements during the three-year term of the forward sale, other than as described in Item 5. The Reporting Persons will make their settlement election in light of the circumstances prevailing and all relevant factors in existence at the time of settlement. The Reporting Persons may enter into one or more additional forward sale transactions from time to time on comparable or similar terms, may cease their dispositions of Common Stock at any time, and may subsequently determine to acquire or reacquire additional shares of the Company's Common Stock or other equity securities of the Company. The amount, timing and conditions of any additional forward sale transactions or other such possible sales or purchases of the Common Stock or other equity securities of the Company will depend on the Reporting Persons' continuing assessment of all relevant factors including, without limitation, the Company's business and prospects, the market price of the Company's Common Stock and stock market conditions generally, economic conditions generally and in the automotive engine business, and the status of negotiations regarding implementation of transactions contemplated by the Agreement between the Company and GYMCL or alternative arrangements acceptable to the parties.

            By letter dated December 1, 2003, the Company notified Coomber that HL Technology Systems Pte Ltd ("HLT") had exercised its demand registration rights under the Amended and Restated Registration Rights Agreement of the Company (the "Registration Agreement") and requested the Company to register for sale with the U.S. Securities and Exchange Commission (the "Commission") on a continuous or delayed basis 7,831,169 shares of Common Stock owned by HLT. In response to such notice, by letter to the Company dated December 4, 2003, Coomber exercised its demand registration rights under the Registration Agreement and requested that the Company register with the Commission 4,000,000 shares of Common Stock owned by Coomber for disposition pursuant to forward sale agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). On December 12, 2003, the Company filed the required registration statement (the "Shelf F-3") with the Commission. In addition, on December 15, 2003, Coomber filed a Notice of Proposed Sale of Securities on Form 144 with the Commission, covering the sale of 4,000,000 shares of Common Stock. The shares of Common Stock that Coomber will pledge to Merrill Lynch in connection with the forward sale transactions, as described in Item 6 below, will be registered under the Shelf F-3, will be sold by Merrill Lynch in reliance on the exemption from registration provided by Rule 144 under the Securities Act of 1933, as amended, or a combination of both, up to 4,000,000 shares.

            In the Shelf F-3, the Company stated that if HLT reduces its Common Stock ownership below 7,290,000 shares, the Special Share held by HLT will cease to carry any rights, and HLA may as a result cease to have control over the Company. The Company also stated that if HLT sells all of the shares being registered for sale by HLT in this offering, HLT will cease to own any of our shares and we have been advised that Coomber is expected to continue to own beneficially approximately 24.3% of our shares. No other shareholder has reported current beneficial ownership of 5% or more of our shares of common stock. As a result, at this time we cannot determine what control arrangements will arise as a result of this offering, or assess what effect those control arrangements may have, if any, on our business, results of operations, financial condition, prospects or share price.

            Coomber believes that it is currently the largest single holder of Common Stock of the Company. Coomber is presently unable to determine or assess the potential effects of any sales of Common Stock by HLT or Coomber's forward sales at this time, including the effects of such sales on the settlement described in this Schedule 13D (Amendment No. 3) or on the Reporting Persons' ability to engage or cause the Company to engage in any transactions of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The information set forth in this Item is hereby amended by the addition of the following information:

            Of the 8,601,550 shares of Common Stock beneficially owned by the Reporting Persons, Coomber has granted a security interest in 4,000,000 shares to Merrill Lynch in connection with the forward sale agreements described in Item 6 of this Schedule 13D (Amendment No. 4). Upon settlement of each such forward sale transaction, the Reporting Persons may deliver up to a total of such 4,000,000 shares of Common Stock in satisfaction of Coomber's obligations under the forward sale agreements. The Reporting Persons will generally continue to have sole voting rights with respect to the pledged shares during the term of the forward sale. However, Merrill Lynch may borrow the pledged shares from Coomber in connection with Merrill Lynch's hedging of its exposure under the forward sale agreements. Coomber will temporarily cease to have voting rights with respect to any Common Stock borrowed by Merrill Lynch but will reacquire such voting rights when Merrill Lynch returns the borrowed shares to Coomber. If Coomber elects to settle all of its forward sale transactions by delivery of Common Stock, the Reporting Persons would beneficially own 4,601,550 shares of Common Stock, or approximately 13% of the Company's Common Stock.

            Each of the Reporting Individuals disclaims any beneficial interest in the CYI shares reported in this Schedule 13D.

            Except for the forward sale transaction described in Item 6 of this
            Schedule 13D (Amendment No. 4), none of the Reporting Persons and, to their knowledge, none of the persons listed in Item 2 of Schedule 13D (Amendment No. 1) has effected any transactions in the Company's Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 4).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

            The information set forth in this Item is hereby amended by the addition of the following information:

            Pursuant to an ISDA Master Agreement dated as of November 6, 2003 between Coomber and Merrill Lynch (the "Master Agreement") and a series of confirmations to be entered into between them (each, a "Confirmation"), Coomber will enter into one or more prepaid forward sale transactions with Merrill Lynch for up to 4,000,000 shares of Common Stock. Each Confirmation, together with the Master Agreement, will constitute a separate forward sale agreement with respect to the number of shares specified in the Confirmation (the "Number of Shares"). Pursuant to each Confirmation, Merrill Lynch will pay Coomber an amount equal to the Number of Shares times either (i) Merrill Lynch's average execution price for the Common Stock in trades covered by the Confirmation or (ii) the Bloomberg value weighted average price for the Common Stock on the trade dates less, in either case, a negotiated discount (either such undiscounted price being the "Forward Floor Price" under the relevant Confirmation). The "Forward Cap Price" in the forward sale transaction under each Confirmation will be the Forward Floor Price plus a negotiated (20% to 30%) premium.

            Each forward sale will have a maturity date of three years. On the third anniversary of a forward sale, Coomber will be required to pay Merrill Lynch an amount that will be determined by reference to the "Settlement Price" under the applicable Confirmation. The amount payable by Coomber to Merrill Lynch upon maturity of a forward sale will be equal to the Number of Shares specified in the relevant Confirmation times one of the following amounts, as the case may be:

            (i) if the Settlement Price is less than or equal to the Forward Floor Price:

                        the Settlement Price;

            (ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price:

                        the Forward Floor Price; or

            (iii) if the Settlement Price is greater than the Forward Cap Price:

                        Forward Floor Price + (Settlement Price - Forward Cap Price).

            At Coomber's option, Coomber may settle a forward sale transaction in cash or by delivery of Common Stock having a value (determined by reference to the Settlement Price) equal to the amount due on the settlement date for such forward sale. If Coomber elects to settle a forward sale in cash, the Settlement Price will be the average of the closing prices for the Common Stock on the New York Stock Exchange during the 10 consecutive trading days prior to the maturity date of the forward sale. If Coomber elects to settle a forward sale by delivery of Common Stock, the Settlement Price will be the closing price of the Common Stock on the maturity date of such forward sale. Coomber's right to deliver Common Stock in settlement of the forward sale is subject to certain conditions, including the absence of any legal or contractual restrictions on transfer of, or registration or qualification requirements with respect to, the Common Stock to be delivered. In addition, if Coomber elects to settle the forward sale by delivery of Common Stock, Coomber will be required to pay Merrill Lynch a physical settlement fee equal to the fees, commissions or markdowns that Merrill Lynch would receive or charge if Coomber were selling the Common Stock for cash to or through Merrill Lynch.

            The terms of each forward sale, including the Number of Shares, the Forward Floor Price and the Forward Cap Price are subject to adjustments (to be calculated by Merrill Lynch) or the forward sale may be cancelled upon occurrence of events specified in the forward sale documents, including certain dividends and distributions by the Company and mergers and similar transactions involving the Company. In addition, Coomber may be obligated to pay Merrill Lynch certain increases in Merrill Lynch's borrowing and hedging costs during the term of the forward sale.

            The foregoing description of the terms of the forward sales is qualified in its entirety by reference to the complete provisions of the Confirmations, a form of which has been filed as an Exhibit to this Schedule 13D (Amendment No. 4), including the provisions of the 2000 ISDA Definitions and the 2002 ISDA Equity Derivatives

            Definitions, in each case as published by the International Swaps and Derivatives Association, Inc., which definitions will be incorporated into the Confirmations.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            Exhibit                        Document
            -------                        --------

              21 ISDA Master Agreement dated as of November 6, 2003 between Coomber Investments Limited and Merrill Lynch, Pierce, Fenner & Smith, Incorporated.

              22 Form of Prepaid Forward Confirmation between Coomber Investments Limited and Merrill Lynch, Pierce, Fenner & Smith, Incorporated.

                                   SIGNATURES

            After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 23, 2003

                                  COOMBER INVESTMENTS LIMITED


                                  By:  /s/ QIN XIAOCONG
                                       -----------------------------------------
                                  Name:    Qin Xiaocong
                                  Title:   Director

                                  GOLDMAN INDUSTRIAL LTD.


                                  By:  /s/ QIN XIAOCONG
                                       -----------------------------------------
                                  Name:    Qin Xiaocong
                                  Title:   Director

                                  ZHONG LIN DEVELOPMENT COMPANY LIMITED


                                  By:  /s/ QIN XIAOCONG
                                      ------------------------------------------
                                  Name:    Qin Xiaocong
                                  Title:   Director

                                  GUANGXI YUCHAI MACHINERY STATE HOLDING COMPANY


                                  By: /s/ WANG JIANMING
                                  ----------------------------------------------
                                  Name:   Wang Jianming
                                  Title:  Chairman

                                      /s/ QIN XIAOCONG
                                  ----------------------------------------------
                                      Qin Xiaocong

                                      /s/ ZHU GUOXIN
                                  ----------------------------------------------
                                      Zhu Guoxin

                                      /s/ YUAN XUCHENG
                                  ----------------------------------------------
                                      Yuan Xucheng

                                                                      Exhibit 21

(Multicurrency--Cross Border)



                                     ISDA(R)

              International Swaps and Derivatives Association, Inc.

                                MASTER AGREEMENT
                          dated as of November 6, 2003

         MERRILL LYNCH PIERCE, FENNER & SMITH INCORPORATED and COOMBER INVESTMENTS LIMITED (the "Counterparty") have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows:--

1.       Interpretation

(a) Definitions. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b) Inconsistency. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c) Single Agreement. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2.       Obligations

(a)      General Conditions.

         (i) Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

         (ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

         (iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b) Change of Account. Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c)      Netting. If on any date amounts would otherwise be payable:--

         (i)      in the same currency; and

         (ii)     in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d)      Deduction or Withholding for Tax.

         (i) Gross-Up. All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:--

                  (1) promptly notify the other party ("Y") of such requirement;

                  (2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

                  (3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

                  (4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:--

                           (A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

                           (B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for
                           (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or
                           (II) a Change in Tax Law.

         (ii)     Liability. If:--

                  (1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under
                  Section 2(d)(i)(4);

                  (2)      X does not so deduct or withhold; and

                  (3) a liability resulting from such Tax is assessed directly against X,

         then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) Default Interest; Other Amounts. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3.       Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:--

(a)      Basic Representations.

         (i) Status. It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and, if relevant under such laws, in good standing;

         (ii) Powers. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorize such execution, delivery and performance;

         (iii) No Violation or Conflict. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

         (iv) Consents. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

         (v) Obligations Binding. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b) Absence of Certain Events. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c) Absence of Litigation. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d) Accuracy of Specified Information. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e) Payer Tax Representation. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f) Payee Tax Representations. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4.       Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:--

(a) Furnish Specified Information. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:--

         (i) any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

         (ii) any other documents specified in the Schedule or any Confirmation; and

         (iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification, in each case by the date specified in the Schedule or such Confirmation or, if none is specified. as soon as reasonably practicable.

(b) Maintain Authorizations. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c) Comply with Laws. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d) Tax Agreement. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e) Payment of Stamp Tax. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated, organized, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5.       Events of Default and Termination Events

(a) Events of Default. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:--

         (i) Failure to Pay or Deliver. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

         (ii) Breach of Agreement. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

         (iii)    Credit Support Default.

                  (1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

                  (2) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

                  (3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

         (iv) Misrepresentation. A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

         (v) Default under Specified Transaction. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

         (vi) Cross Default. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

         (vii) Bankruptcy. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party:--

                  (1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

         (viii) Merger Without Assumption. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer:--

                  (1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

                  (2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b) Termination Events. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in
(ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:--

         (i) Illegality. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party):--

                  (1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

                  (2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

         (ii) Tax Event. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

         (iii) Tax Event Upon Merger. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under
         Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

         (iv) Credit Event Upon Merger. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

         (v) Additional Termination Event. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) Event of Default and Illegality. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6.       Early Termination

(a) Right to Terminate Following Event of Default. If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b)      Right to Terminate Following Termination Event.

         (i) Notice. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

         (ii) Transfer to Avoid Termination Event. If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

         If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

         Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

         (iii) Two Affected Parties. If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

         (iv)     Right to Terminate. If:--

                  (1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

                  (2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party, either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c)      Effect of Designation.

         (i)      If notice designating an Early Termination Date is given under
         Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

         (ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d)      Calculations.

         (i) Statement. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

         (ii) Payment Date. An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) Payments on Early Termination. If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss," and a payment method, either the "First Method" or the "Second Method." If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method," as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

         (i) Events of Default. If the Early Termination Date results from an Event of Default:--

                  (1) First Method and Market Quotation. If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

                  (2) First Method and Loss. If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

                  (3) Second Method and Market Quotation. If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

                  (4) Second Method and Loss. If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

         (ii) Termination Events. If the Early Termination Date results from a Termination Event:--

                  (1) One Affected Party. If there is one Affected Party, the amount payable will be determined in accordance with
                  Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

                  (2)      Two Affected Parties. If there are two Affected
                  Parties:--

                           (A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

                           (B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

                  If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

         (iii) Adjustment for Bankruptcy. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

         (iv) Pre-Estimate. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7.       Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that:--

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8.       Contractual Currency

(a) Payment in the Contractual Currency. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) Judgments. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered
(i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) Separate Indemnities. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) Evidence of Loss. For the purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9.       Miscellaneous

(a) Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) Amendments. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) Survival of Obligations. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) Remedies Cumulative. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e)      Counterparts and Confirmations.

         (i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

         (ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) No Waiver of Rights. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) Headings. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10.      Offices; Multibranch Parties

(a) If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organization of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b) Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c) If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11.      Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12.      Notices

(a) Effectiveness. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:--

         (i) if in writing and delivered in person or by courier, on the date it is delivered;

         (ii) if sent by telex, on the date the recipient's answerback is received;

         (iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

         (iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

         (v) if sent by electronic messaging system, on the date that electronic message is received, unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) Change of Addresses. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13.      Governing Law and Jurisdiction

(a) Governing Law. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) Jurisdiction. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:--

         (i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

         (ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) Service of Process. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d) Waiver of Immunities. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14.      Definitions

As used in this Agreement:--

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:--

(a) in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b) in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c) is respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d)      in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorization, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organized, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and "lawful" and "unlawful" will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by
Section 2(b), in the place where the relevant new account is to be located and
(d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated organized, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of:--

(a) the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meaning specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts .

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and
(b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.


                                            MERRILL LYNCH, PIERCE, FENNER
                                              & SMITH INCORPORATED


                                         By: /s/ KERI PEACOCK
                                            ------------------------------------
                                            Name:  Keri Peacock
                                            Title:
                                            Date:  November 6, 2003


                                            COOMBER INVESTMENTS LIMITED


                                         By: /s/ WANG JIANMING
                                            ------------------------------------
                                            Name:  Wang Jianming
                                            Title: Authorized Person
                                            Date:  November 6, 2003


                                         By: /s/ QIN XIACONG
                                            ------------------------------------
                                            Name:  Qin Xiacong
                                            Title: Director
                                            Date:  November 6, 2003

                                    SCHEDULE
                                     to the
                              ISDA Master Agreement
                                   dated as of
                                November 6, 2003
                                     between
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   ("Party A")
                                       and
                           COOMBER INVESTMENTS LIMITED
                                   ("Party B")

                                     Part 1.
                             Termination Provisions

In this Agreement:

(a) The "Cross Default" provisions of Section 5(a)(vi) will apply to Party A and to Party B. "Threshold Amount" means, for Party A, U.S. $100,000,000, and for Party B, U.S. $500,000.

(b)      "Termination Currency" means United States Dollars.

                                     Part 2.
                         Documents to be delivered are:

------------------------------------------------------------------------------------------------------
Party Required            Form/Document/                Date by which to be        Covered by Section
  to deliver               Certificate                       Delivered             3(d) Representation
   Document
======================================================================================================
Party B           Certificate or other documents     Upon the execution of this    Yes.
                  evidencing the authority of the    Agreement.
                  party entering into this
                  Agreement and any
                  Confirmation.
------------------------------------------------------------------------------------------------------
Party B           Letter of Representations in       Upon execution of this        Yes.
                  substantially the form of          Agreement.
                  Exhibit A.
------------------------------------------------------------------------------------------------------

                                     Part 3.
                                  Miscellaneous

(a)      Addresses for Notices: For the purpose of Section 12(a) of this
         Agreement:

Address for notices or communications to Party A:

Address:,         4 World Financial Center, North Tower FL 5
                  New York, NY 10080
Attention:        Swap Group                    Telephone No.:      212 449-6577

Address for notices of communications to Party B: Unless provided below, as specified in the applicable Confirmation:

Address:          COUNTERPARTY NAME
                  COUNTERPARTY ADDRESS
Attention:    ____________________  Telephone No.:  ____________________

(b)      Process Agent. For the purpose of Section 13(c):

Party A appoints as its Process Agent: Not Applicable.
Party B appoints as its Process Agent: Not Applicable, unless specified.

(c)      Calculation Agent. The Calculation Agent is Party A.

(d)      Credit Support Document. Details of any Credit Support Document:

Party A:          Not Applicable

Party B:          1) The Cash Management Account Agreement ("CMA") between Party
A and Party B; and 2) the Credit Support Annex ("CSA") which supplements, forms part of and is subject to this Agreement, annexed hereto as Exhibit B. In the event of any inconsistency between the CSA and the CMA, the CSA shall govern.

(e) Governing Law and Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of New York without reference to choice of law doctrine.

(f) Arbitration. Each party agrees that all controversies which may arise under this Agreement, including but not limited to those involving any Transaction or the construction, performance, or breach of this Agreement shall be determined by arbitration. Any arbitration under this Agreement shall be conducted only before The New York Stock Exchange, Inc. ("NYSE"), The American Stock Exchange, Inc. ("ASE"), or an Arbitration Facility provided by any other exchange ("Other Exchanges"), or The National Association of Securities Dealers, Inc. ("NASD"), and in accordance with its arbitration rules then in force. Party B may elect in the first instance whether arbitration shall be conducted before the NYSE, the ASE, Other Exchanges, or the NASD, but if Party B fails to make such election, by registered letter or telegram addressed to Party A before the expiration of five days after receipt of a written request from Party A to make such election, then Party A may make such election. Judgment upon the award of the arbitration may be entered in any court, state or federal, having jurisdiction. Party A and Party B understand and agree that: (A) arbitration is final and binding on the parties; (B) each party is waiving its right to seek remedies in court, including the right to Jury Trial; (C) pre-arbitration discovery is generally more limited than and different from court proceedings;
(D) the arbitrator's award is not required to include factual findings or legal reasoning and any Party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited; and (E) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(g) Payments on Early Termination. For purposes of Section 6(e) of the Agreement, Market Quotation and the Second Method shall apply.

                                     Part 4.
                                Other Provisions

(1) Transfer. Notwithstanding the provisions of Section 7, Party A may assign its rights and delegate its obligations under any Transaction, in whole or in part, to any affiliate (an "Assignee") of ML & Co., effective (the "Effective Date") upon delivery to Party B of both (a) an executed acceptance and assumption by the Assignee (an "Assumption") of the transferred obligations of Party A under the Transaction(s) (the "Transferred Obligations"); and (b) an executed guarantee (the "Guarantee") of ML & Co., of the Transferred Obligations. On the Effective Date, (a) Party A shall be released from all obligations and liabilities arising under the Transferred Obligations; and (b) the Transferred Obligations shall cease to be Transaction(s) under this Agreement and shall be deemed to be Transaction(s) under the Master Agreement between Assignee and Party B, provided that, if at such time Assignee and Party B have not entered into a Master Agreement, Assignee and Party B shall be deemed to have entered into an ISDA form of Master Agreement (Multicurrency-Cross Border) without any Schedule attached thereto.

(2) Acknowledgment. Party B acknowledges that Party A has a first priority lien, charge and security interest on all securities and property covered by the CMA which secures, among other things, Party B's obligations arising under, in connection with or pursuant to this Agreement or any Transaction contemplated hereunder.

(3) Applicability of Certain Provisions. If Party B is a natural person, those provisions relating solely to non natural persons shall not apply to Party B.

(4) References. Whenever the Agreement refers to a party as "it" or "its", such reference shall be interpreted to also include Party B.

                                                                       EXHIBIT B
                                                                       ---------


                              Credit Support Annex
                              --------------------

                                     ISDA(R)
                  International Swap Dealers Association, Inc.

                              CREDIT SUPPORT ANNEX

                             to the Schedule to the

                              ISDA MASTER AGREEMENT

                          dated as of November 6, 2003

                                     between

        MERRILL LYNCH, PIERCE,         and       COOMBER INVESTMENTS LIMITED
     FENNER & SMITH INCORPORATED
             ("Party A")                                 ("Party B")

This Annex supplements, forms part of, and is subject to, the above-referenced Agreement, is part of its Schedule and is a Credit Support Document under this Agreement with respect to Party B.

Accordingly, the parties agree as follows:

Paragraph 1.  Interpretation

(a) Definitions and Inconsistency. Capitalized terms not otherwise defined herein or elsewhere in this Agreement have the meanings specified pursuant to Paragraph 12, and all references in this Annex to Paragraphs are to Paragraphs of this Annex. In the event of any inconsistency between this Annex and the other provisions of this Schedule, this Annex will prevail, and in the event of any inconsistency between Paragraph 13 and the other provisions of this Annex, Paragraph 13 will prevail.

(b) Secured Party and Pledgor . All references in this Annex to the "Secured Party" will be to either party when acting in that capacity and all corresponding references to the Pledgor will be to the other party when acting in that capacity; provided, however, that if Other Posted Support is held by a party to this Annex, all references herein to that party as the Secured Party with respect to that Other Posted Support will be to that party as the beneficiary thereof and will not subject that support or that party as the beneficiary thereof to provisions of law generally relating to security interests and secured parties.

Paragraph 2.  Security Interest

Each party, as the Pledgor, hereby pledges to the other party, as the Secured Party, as security for its Obligations and grants to the Secured Party a first priority continuing security interest in, lien on and right of Set-off against all Posted Collateral Transferred to or received by the Secured Party hereunder. Upon the Transfer by the Secured Party to the Pledgor or Posted Collateral, the security interest and lien granted hereunder on that Posted Collateral will be released immediately and, to the extent possible, without any further action by either party.

Paragraph 3.  Credit Support Obligations

(a) Delivery Amount. Subject to Paragraphs 4 and 5, upon demand made by the Secured Party on or promptly following a Valuation Date, if the Delivery Amount for that Valuation Date equals or exceeds the Pledgor's Minimum Transfer Amount, then the Pledgor will Transfer to the Secured Party Eligible Credit Support having a Value as of the date of Transfer at least equal to the applicable Delivery Amount (rounded pursuant to Paragraph 13). Unless otherwise specified in Paragraph 13, the "Delivery Amount" applicable to the Pledgor for any Valuation Date will equal the amount by which:

         (i)      the Credit Support Amount

         exceeds

         (ii) the Value as of that Valuation Date of all Posted Credit Support held by the Secured Party.

(b) Return Amount. Subject to Paragraphs 4 and 5, upon a demand made by the Pledgor on or promptly following a Valuation Date, if the Return Amount for that Valuation Date equals or exceeds Secured Party's Minimum Transfer Amount, then the Secured Party will Transfer to the Pledgor Posted Credit Support specified by the Pledgor in that demand having a Value as of the date of Transfer as close as practicable to the applicable Return Amount (rounded pursuant to Paragraph
13). Unless otherwise specified in Paragraph 13, the "Return Amount" applicable to the Secured Party for any Valuation Date will equal the amount by which:

         (i) the Value as of that Valuation Date of all Posted Credit Support held by the Secured Party exceeds

         (ii)     the Credit Support Amount.

"Credit Support Amount" means, unless otherwise specified in Paragraph 13, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus
(ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) all Independent Amounts applicable to the Secured Party, if any, minus (iv) the Pledgor's Threshold; provided, however, that the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields a number less than zero.

Paragraph 4.  Conditions Precedent, Transfer Timing, Calculations and
Substitutions

(a) Conditions Precedent. Each Transfer obligation of the Pledgor under Paragraphs 3 and 5 and of the Secured Party under Paragraphs 3, 4(d)(ii), 5 and 6(d) is subject to the conditions precedent that:

         (i) no Event of Default, Potential Event of Default or Specified Condition has occurred and is continuing with respect to the other party; and

         (ii) no Early Termination Date for which any unsatisfied payment obligations exist has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the other party.

(b) Transfer Timing. Subject to Paragraphs 4(a) and 5 and unless otherwise specified, if a demand for the Transfer of Eligible Credit Support or Posted Credit Support is made by the Notification Time, then the relevant Transfer will be made not later than the close of business on the next Local Business Day; if a demand is made after the Notification Time, then the relevant Transfer will be made not later than the close of business on the second Local Business Day thereafter.

(c) Calculations. All calculations of Value and Exposure for purposes of Paragraphs 3 and 6(d) will be made by the Valuation Agent as of the Valuation Time. The Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) of its calculations not later than the Notification Time on the Local Business Day following the applicable Valuation Date (or in the case of Paragraph 6(d), following the date of calculation.

(d)      Substitutions.

         (i) Unless otherwise specified in Paragraph 13, upon notice to the Second Party specifying the items of Posted Credit Support to be exchanged, the Pledgor may, on any Local Business Day, Transfer to the Secured Party substitute Eligible Credit Support (the "Substitute Credit Support"); and

         (ii) subject to Paragraph 4(a), the Secured Party will Transfer to the Pledgor the items of Posted Credit Support specified by the Pledgor in its notice not later than the Local Business Day following the date on which the Secured Party receives the Substitute Credit Support, unless otherwise specified in Paragraph 13 (the "Substitution Date"); provided that the Secured Party will only be obligated to Transfer Posted Credit Support with a Value as of the date of Transfer of that Posted Credit Support equal to the Value as of that date of the Substitute Credit Support.

Paragraph 5.  Dispute Resolution

If a party (a "Disputing Party") disputes (I) the Valuation Agent's calculation of a Delivery Amount or a Return Amount or (II) the Value of any Transfer of Eligible Credit Support or Posted Credit Support, then (1) the Disputing Party will notify the other party and the Valuation Agent (if the Valuation Agent is not the other party) not later than the close of business on the Local Business Day following (X) the date that the demand is made under Paragraph 3 in case of
(I) above or (Y) the date that the demand is made under Paragraph 3 in the case of (I) above or (Y) the date of Transfer in the case of (II) above, (2) subject to Paragraph 4(a), the appropriate party will Transfer the undisputed amount to the other party not later than the close of business on the Local Business Day following (X) the date that the demand is made under Paragraph 3 in the case of
(I) above or (Y) the date of Transfer in the case of (II) above, (3) the parties will consult with each other in an attempt to resolve the dispute and (4) if they fail to resolve the dispute by the Resolution Time, then:

         (i) In the case of a dispute involving a Delivery Amount or Return Amount, unless otherwise specified in Paragraph 13, the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

                  (A) utilizing any calculations of Exposure for the Transactions (or Swap Transactions) that the parties have agreed are not in dispute;

                  (B) calculating the Exposure for the Transactions (or Swap Transactions) in dispute by seeking four actual quotations at mid-market from Reference Market-makers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; provided that if four quotations are not available for a particular Transaction (or Swap Transaction), then fewer than four quotations may be used for that Transaction (or Swap Transaction); and if no quotations are available for a particular Transaction (or Swap Transaction), then the Valuation Agent's original calculations will be used for that Transaction (or Swap Transaction);

                  (C) utilizing the procedures specified in Paragraph 13 for calculating the Value, if disputed, of Posted Credit Support.

         (ii) In the case of a dispute involving the Value of any Transfer of Eligible Credit Support or Posted Credit Support the Valuation Agent will recalculate the Value as of the date of Transfer pursuant to Paragraph 13.

Following a recalculation pursuant to this Paragraph, the Valuation Agent will notify each party (or the other party, if the Valuation Agent is a party) not later than the Notification Time on the Local Business Day following the Resolution Time. The appropriate party will, upon demand following that notice by the Valuation Agent or a resolution pursuant to (3) above and subject to Paragraphs 4(a) and 4(b), make the appropriate Transfer.

Paragraph 6.  Holding and Using Posted Collateral

(a) Care of Posted Collateral. Without limiting the Secured Party's rights under Paragraph 6(c), the Secured Party will exercise reasonable care to assure the safe custody of all Posted Collateral to the extent required by applicable law, and in any event the Secured Party will be deemed to have exercised reasonable care if it exercises at least the same degree of care as it would exercise with respect to its own property. Except as specified in the preceding sentence, the Secured Party will have no duty with respect to Posted Collateral, including, without limitation, any duty to collect any Distributions, or enforce or preserve any rights pertaining thereto.

(b)      Eligibility to Hold Posted Collateral; Custodians.

         (i) General. Subject to the satisfaction of any conditions specified in Paragraph 13 for holding Posted Collateral, the Secured Party will be entitled to hold Posted Collateral or to appoint an agent (a "Custodian") to hold Posted Collateral for the Secured Party. Upon notice by the Secured Party to the Pledgor of the appointment of a Custodian, the Pledgor's obligations to make any Transfer will be discharged by making the Transfer to that Custodian. The holding of Posted Collateral by a Custodian will be deemed to be the holding of that Posted Collateral by the Secured Party for which the Custodian is acting.

         (ii) Failure to Satisfy Conditions. If the Secured Party or its Custodian fails to satisfy conditions for holding Posted Collateral, then upon a demand made by the Pledgor, the Secured Party will, not later than five Local Business Days after the demand, Transfer or cause its Custodian to Transfer all Posted Collateral held by it to a Custodian that satisfies those conditions or to the Secured Party if it satisfies those conditions.

         (iii) Liability. The Secured Party will be liable for the acts or omissions of its Custodian to the same extent that the Secured Party would be liable hereunder for its own acts or omissions.

(c) Use of Posted Collateral. Unless otherwise specified in Paragraph 13 and without limiting the rights and obligations of the parties under Paragraphs 3, 4(d)(ii), 5, 6(d) and 8, if the Secured Party is not a Defaulting Party or an Affected Party with respect to a Specified Condition and no Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Secured Party, then the Secured Party will, notwithstanding Section 9-207 of the New York Uniform Commercial Code, have the right to:

         (i) sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Posted Collateral it holds, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor; and

         (ii) register any Posted Collateral in the name of the Secured Party, its Custodian or a nominee for either.

For purposes of the obligation to Transfer Eligible Credit Support or Posted Credit Support pursuant to Paragraphs 3 and 5 and any rights or remedies authorized under this Agreement, the Secured Party will be deemed to continue to hold all Posted Collateral and to receive Distributions made thereon, regardless of whether the Secured Party has exercised any rights with respect to any Posted Collateral pursuant to (i) or (ii) above.

(d)      Distributions and Interest Amount.

         (i) Distributions. Subject to Paragraph 4(a), if the Secured Party receives or is deemed to receive Distributions on a Local Business Day, it will Transfer to the Pledgor not later than the following Business Day any Distributions it receives or is deemed to receive to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose).

         (ii) Interest Amount. Unless otherwise specified in Paragraph 13 and subject to Paragraph 4(a), in lieu of any interest, dividends or other amounts paid or deemed to have been paid with respect to Posted Collateral in the form of Cash (all of which may be retained by the Secured Party), the Secured Party will Transfer to the Pledgor at the times specified in Paragraph 13 the Interest Amount to the extent that a Delivery Amount would not be created or increased by that Transfer, as calculated by the Valuation Agent (and the date of calculation will be deemed to be a Valuation Date for this purpose). The Interest Amount or portion thereof not Transferred pursuant to this Paragraph will constitute Posted Collateral in the form of Cash and will be subject to the security interest granted under Paragraph 2.

Paragraph 7.  Events of Default

For purposes of Section 5(a)(iii)(1) of this Agreement, an Event of Default will exist with respect to a party if:

         (i) that party fails (or fails to cause its Custodian) to make, when due, any Transfer of Eligible Collateral, Posted Collateral or the Interest Amount, as applicable, required to be made by it and that failure continues for two Local Business Days after notice of that failure is given to that party;

         (ii) that party fails to comply with any restriction or prohibition specified in this Annex with respect to any of the rights specified in Paragraph 6(c) and that failure continues for five Local Business Days after notice of that failure is given to that party; or

         (iii) that party fails to comply with or perform any agreement or obligation other than those specified in Paragraphs 7(i) and 7(ii) and that failure continues for 30 days after notice of that failure is given to that party.

Paragraph 8.  Certain Rights and Remedies

(a) Secured Party's Rights and Remedies. If at any time (1) an Event of Default or Specified Condition with respect to the Pledgor has occurred and is continuing or (2) an Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Pledgor, then, unless the Pledgor has paid in full all of its Obligations that are then due, the Secured Party may exercise one or more of the following rights and remedies:

         (i) all rights and remedies available to a secured party under applicable law with respect to Posted Collateral held by the Secured Party;

         (ii) any other rights and remedies available to the Secured Party under the terms of Other Posted Support, if any;

         (iii) the right to Set-off any amounts payable by the Pledgor with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

         (iv) the right to liquidate any Posted Collateral held by the Secured Party through one or more public or private sales or other dispositions with such notice, if any, as may be required under applicable law, free from any claim or right of any nature whatsoever of the Pledgor, including any equity or right of redemption by the Pledgor (with the Secured Party having the right to purchase any or all of the Posted Collateral to be sold) and to apply the proceeds (or the Cash equivalent thereof) from the liquidation of the Posted Collateral to any amounts payable by the Pledgor with respect to any Obligations in that order as the Secured Party may elect.

Each party acknowledges and agrees that Posted Collateral in the form of securities may decline speedily in value and is of a type customarily sold on a recognized market, and, accordingly, the Pledgor is not entitled to prior notice of any sale of that Posted Collateral by the Secured Party, except any notice that is required under applicable law and cannot be waived.

(b) Pledgor's Rights and Remedies. If at any time an Early Termination Date has occurred or been designated as the result of an Event of Default or Specified Condition with respect to the Secured Party, then (except in the case of an Early Termination Date relating to less than all Transactions (or Swap Transactions) where the Secured Party has paid in full all of its obligations that are then due under Section 6(e) of this Agreement):

         (i) the Pledgor may exercise all rights and remedies available to a Pledgor under applicable law with respect to Posted Collateral held by the Secured Party;

         (ii) the Pledgor may exercise any other rights and remedies available to the Pledgor under the terms of Other Posted Support, if any;

         (iii) the Secured Party will be obligated immediately to Transfer all Posted Collateral and the Interest Amount to the Pledgor; and

         (iv) to the extent that Posted Collateral or the Interest Amount is not so Transferred pursuant to (iii) above, the Pledgor may:

                  (A) Set-off any amounts payable by the Pledgor with respect to any Obligations against any Posted Collateral or the Cash equivalent of any Posted Collateral held by the Secured Party (or any obligation of the Secured Party to Transfer that Posted Collateral); and

                  (B)      to the extent that the Pledgor does not Set-off under
                  (iv)(A) above, withhold payment of any remaining amounts payable by the Pledgor with respect to any Obligations, up to the Value of any remaining Posted Collateral held by the Secured Party, until that Posted Collateral is Transferred to the Pledgor.

(c) Deficiencies and Excess Proceeds. The Secured Party will Transfer to the Pledgor any proceeds and Posted Credit Support remaining after liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b) after satisfaction in full of all amounts payable by the Pledgor with respect to any Obligations; the Pledgor in all events will remain liable for any amounts remaining unpaid after any liquidation, Set-off and/or application under Paragraphs 8(a) and 8(b).

(d) Final Returns. When no amounts are or thereafter may become payable by the Pledgor with respect to any Obligations (except for any potential liability under Section 2(d) of this Agreement), the Secured Party will Transfer to the Pledgor all Posted Credit Support and the Interest Amount, if any.

Paragraph 9.  Representations

Each party represents to the other party (which representation will be deemed to be repeated as of each date on which it, as the Pledgor, Transfers Eligible Collateral) that:

         (i) it has the power to grant a security interest in and lien on any Eligible Collateral it Transfers as the Pledgor and has taken all necessary actions to authorize the granting of that security interest and lien;

         (ii) it is the sole owner of or otherwise has the right to Transfer all Eligible Collateral it Transfers to the Secured Party hereunder, free and clear of any security interest, lien, encumbrance or other restrictions other than the security interest and lien granted under Paragraph 2;

         (iii) upon the Transfer of any Eligible Collateral to the Secured Party under the terms of this Annex, the Secured Party will have a valid and perfected first priority security interest therein (assuming that any central clearing corporation or any third-party financial intermediary or other entity not within the control of the Pledgor involved in the Transfer of that Eligible Collateral gives the notices and takes the action required of it under applicable law for perfection of that interest); and

         (iv) the performance by it of its obligations under this Annex will not result in the creation of any security interest, lien or other encumbrance on any Posted Collateral other than the security interest and lien granted under Paragraph 2.

Paragraph 10. Expenses

(a) General. Except as otherwise provided in Paragraphs 10(b) and 10(c), each party will pay its own costs and expenses in connection with performing its obligations under this Annex and neither party will be liable for any costs and expenses incurred by the other party in connection herewith.

(b) Posted Credit Support. The Pledgor will promptly pay when due all taxes, assessments or charges of any nature that are imposed with respect to Posted Credit support held by the Secured Party upon becoming aware of the same, regardless of whether any portion of that Posted Credit Support is subsequently disposed of under Paragraph 6(c), except for those taxes, assessments and charges that result from the exercise of the Secured Party's rights under Paragraph 6(c).

(c) Liquidation/Application of Posted Credit Support. All reasonable costs and expenses incurred by or on behalf of the Secured Party or the Pledgor in connection with the liquidation and/or application of any Posted Credit Support under Paragraph 8 will be payable, on demand and pursuant to the Expenses Section of this Agreement, by the Defaulting Party or, if there is no Defaulting Party, equally by the parties.

Paragraph 11. Miscellaneous

(a) Default Interest. A Secured Party that fails to make, when due, any Transfer of Posted Collateral or the Interest Amount will be obliged to pay the Pledgor (to the extent permitted under applicable law) an amount equal to interest at the Default Rate multiplied by the Value of the items of property that were required to be Transferred, from (and including) the date that the Posted Collateral or Interest Amount was required to be Transferred to (but excluding) the date of Transfer of that Posted Collateral or Interest Amount. This interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(b) Further Assurances. Promptly following a demand made by a party, the other party will execute, deliver, file and record any financing statement, specific assignment or other document and take any other action that may be necessary or desirable and reasonably requested by that party to create, preserve, perfect or validate any security interest or lien granted under Paragraph 2, to enable that party to exercise or enforce its rights under this Annex with respect to Posted Credit Support or an Interest Amount or to effect or document a release of a security interest on Posted Collateral or an Interest Amount.

(c) Further Protection. The Pledgor will promptly give notice to the Secured Party of, and defend against, any suit, action, proceeding or lien that involves Posted Credit Support Transferred by the Pledgor or that could adversely affect the security interest and lien granted by it under Paragraph 2, unless that suit, action, proceeding or lien results from the exercise of the Secured Party's rights under Paragraph 6(c).

(d) Good Faith and Commercially Reasonable Manner. Performance of all obligations under this Annex, including, but not limited to, all calculations, valuations and determinations made by either party, will be made in good faith and in a commercially reasonable manner.

(e) Demands and Notices. All demands and notices given by a party under this Annex will be made as specified in the Notices Section of this Agreement, except as otherwise provided in Paragraph 13.

(f) Specifications of Certain Matters. Anything referred to in this Annex as being specified in Paragraph 13 also may be specified in one or more Confirmations or other documents and this Annex will be construed accordingly.

Paragraph 12. Definitions

As used in this Annex:--

"Cash" means the lawful currency of the United States of America.

"Credit Support Amount" has the meaning specified in Paragraph 3.

"Custodian" has the meaning specified in Paragraphs 6(b)(i) and 13.

"Delivery Amount" has the meaning specified in Paragraph 3(a).

"Disputing Party" has the meaning specified in Paragraph 5.

"Distributions" means, with respect to Posted Collateral other than Cash, all principal, interest and other payments and distributions of cash or other property with respect thereto, regardless of whether the Secured Party has disposed of that Posted Collateral under Paragraph 6(c). Distributions will not include any item of property acquired by the Secured Party upon any disposition or liquidation of Posted Collateral or, with respect to any Posted Collateral in the form of Cash, any distributions on that collateral, unless otherwise specified herein.

"Eligible Collateral" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 13.

"Eligible Credit Support" means Eligible Collateral and Other Eligible Support.

"Exposure" means for any Valuation Date or other date for which Exposure is calculated and subject to Paragraph 5 in the case of a dispute, the amount, if any, that would be payable to a party that is the Secured Party by the other party (expressed as a positive number) or by a party that is the Secured Party to the other party (expressed as a negative number) pursuant to Section 6(e)(ii)(2)(A) of this Agreement as if all Transactions (or Swap Transactions) were being terminated as of the relevant Valuation Time; provided that Market Quotation will be determined by the Valuation Agent using its estimates at mid-market of the amounts that would be paid for Replacement Transactions (as that term is defined in the definition of "Market Quotation").

"Independent Amount" means, with respect to party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Interest Amount" means, with respect to an Interest Period, the aggregate sum of the amounts of interest calculated for each day in that Interest Period on the principal amount of Posted Collateral in the form of Cash held by the Secured Party on that day, determined by the Secured Party for each such day as follows:

         (x)      the amount of Cash on that da y; multiplied by

         (y)      the Interest Rate in effect for that day; divided by

         (z)      360.

"Interest Period" means the period from (and including) the last Local Business Day on which an Interest Amount was Transferred (or, if no Interest Amount has yet been Transferred, the Local Business Day on which Posted Collateral in the form of Cash was Transferred to or received by the Secured Party) to (but excluding) the Local Business Day on which the current Interest Amount is to be Transferred.

"Interest Rate" means the rate specified in Paragraph 13.

"Local Business Day," unless otherwise specified in Paragraph 13, has the meaning specified in the Definitions Section of this Agreement, except that references to a payment in clause (b) thereof will be deemed to include a Transfer under this Annex.

"Minimum Transfer Amount" means, with respect to a party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Notification Time" has the meaning specified in Paragraph 13.

"Obligations" means, with respect to a party, all present and future obligations of that party under this Agreement and any additional obligations specified for that party in Paragraph 13.

"Other Eligible Support" means, with respect to a party, the items, if any, specified as such for that party in Paragraph 13.

"Other Posted Support" means all Other Eligible Support Transferred to the Secured Party that remains in effect for the benefit of that Secured Party.

"Pledgor" means either party, when that party (i) receives a demand for or is required to Transfer Eligible Credit Support under Paragraph 3(a) or (ii) has Transferred Eligible Credit Support under Paragraph 3(a).

"Posted Collateral" means all Eligible Collateral, other property, Distributions, and all proceeds thereof that have been Transferred to or received by the Secured Party under this Annex and not Transferred to the Pledgor pursuant to Paragraph 3(b), 4(d)(ii) or 6(d)(i) or released by the Secured Party under Paragraph 8. Any Interest Amount or portion thereof not Transferred pursuant to Paragraph 6(d)(ii) will constitute Posted Collateral in the form of Cash.

"Posted Credit Support" means Posted Collateral and Other Posted Support.

"Recalculation Date" means the Valuation Date that gives rise to the dispute under Paragraph 5; provided, however, that if a subsequent Valuation Date occurs under Paragraph 3 prior to the resolution of the dispute, then the "Recalculation Date" means the most recent Valuation Date under Paragraph 3.

"Resolution Time" has the meaning specified in Paragraph 13.

"Return Amount" has the meaning specified in Paragraph 3(b).

"Secured Party" means either party, when that party (i) makes a demand for or is entitled to receive Eligible Credit Support under Paragraph 3(a) or (ii) holds or is deemed to hold Posted Credit Support.

"Specified Condition" means, with respect to a party, any event specified as such for that party in Paragraph 13.

"Substitute Credit Support" has the meaning specified in Paragraph 4(d)(i).

"Substitution Date" has the meaning specified in Paragraph 4(d)(ii).

"Threshold" means, with respect to a party, the amount specified as such for that party in Paragraph 13; if no amount is specified, zero.

"Transfer" means, with respect to any Eligible Credit Support, Posted Credit Support or Interest Amount, and in accordance with the instructions of the Secured Party, Pledgor or Custodian, as applicable:

         (i) in the case of Cash, payment or delivery by wire transfer into one or more bank accounts specified by the recipient;

         (ii) in the case of certificated securities that cannot be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a legally valid transfer to the recipient;

         (iii) in the case of securities that can be paid or delivered in book-entry, the giving of written instruments to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a legally effective transfer of the relevant interest to the recipient; and

         (iv) in the case of Other Eligible Support or Other Posted Support, as specified in Paragraph 13.

"Valuation Agent" has the meaning specified in Paragraph 13.

"Valuation Date" means each date specified in or otherwise determined pursuant to Paragraph 13.

"Valuation Percentage" means, for any item of Eligible Collateral, the percentage specified in Paragraph 13.

"Valuation Time" has the meaning specified in Paragraph 13.

"Value" means for any Valuation Date or other date for which Value is calculated, and subject to Paragraph 5 in the case of a dispute, with respect to:

         (i)      Eligible Collateral or Posted Collateral that is:

                  (A)      Cash, the amount thereof; and

                  (B) a security, the bid price obtained by the Valuation Agent multiplied by the applicable Valuation Percentage, if any;

         (ii) Posted Collateral that consists of items that are not specified as Eligible Collateral, zero; and

         (iii) Other Eligible Support and Other Posted Support, as specified in Paragraph 13.

Paragraph 13. Elections and Variables

(a) Security Interest for "Obligations". The term "Obligations" as used in this Annex includes the following additional obligations: None.

(b)      Credit Support Obligations.

         (i)      Delivery Amount, Return Amount and Credit Support Amount.

                  (A) "Delivery Amount" has the meaning specified in Paragraph 3(a).

                  (B) "Return Amount" has the meaning specified in Paragraph 3(b).

                  (C) "Credit Support Amount" has the meaning specified in Paragraph 3(b).

         (ii) Eligible Collateral. The following items will qualify as "Eligible Collateral":

                                                                                   Valuation
                                                                                   Percentage

                  (A)      Cash currency denominated in U.S. Dollars;              100%

                  (B)      negotiable debt obligations issued by the U.S.          98%
                           Treasury Department having a remaining
                           maturity at issuance of not more than one year;

                  (C)      negotiable debt obligations issued by the U.S.          98%
                           Treasury Department having a remaining
                           maturity at issuance of more than one year but not
                           more than ten years;

                  (D)      negotiable debt obligations issued by the U.S.          95%
                           Treasury Department having a remaining
                           maturity at issuance of more than ten years;

                  (E)      Any other collateral acceptable to Secured Party        As determined by the
                           in its sole discretion.                                 Secured Party.


         (iii) Other Eligible Support. There shall be no "Other Eligible Support" for either Party A or Party B.

         (iv)     Thresholds.

                  (A) "Independent Amount" for Party B means, with respect to each Transaction, any amount specified as such in a Confirmation governing such Transaction.

                  (B)      "Threshold" for the Pledgor means zero.

                  (C) "Minimum Transfer Amount" means, with respect to a party, $100,000; provided, that if an Event of Default has occurred and is continuing with respect to Party B, the Minimum Transfer Amount with respect to Party B shall be zero.

                  (D) "Rounding". The Delivery Amount and the Return Amount will be rounded up and down respectively to the nearest integral multiple of $10,000.

(c)      Valuation and Timing.

         (i)      "Valuation Agent" means the Secured Party.

         (ii) "Valuation Date" means (a) the Trade Date of each Transaction, if either party has an Independent Amount greater than zero for that Transaction, and (b) each other Local Business Day designated as a Valuation Date by notice given by one party to the other no later than the Notification Time on the Local Business Day before the Valuation Date so designated.

         (iii) "Valuation Time" means the close of business in the city of the Valuation Agent on the Local Business Day preceding the Valuation Date or date of calculation, as applicable; provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

         (iv) "Notification Time" means by 10:00 a.m., New York time, on a Local Business Day.

(d) Conditions Precedent and Secured Party's Rights and Remedies. Each of the following Termination Events will be a "Specified Condition" for the
Pledgor: None.

(e)      Substitution.

         (i)      "Substitution Date" has the meaning specified in Paragraph
         4(d)(ii).

         (ii) "Consent." The Pledgor must obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d).

(f)      Dispute Resolution.

         (i) "Resolution Time" means 1:00 p.m., New York Time, on the fifth Local Business Day following the date on which notice is given that gives rise to a dispute under Paragraph 5.

         (ii) "Value." For the purpose of Paragraph 5(i)(C) and 5(ii), the Value of Eligible Collateral other then Cash will be calculated as follows:

                  the sum of (i) (x) the arithmetic mean of the closing bid prices quoted on the relevant date of three nationally recognized principal market makers (which may include an affiliate of Party A) for such security chosen by the Valuation Agent multiplied by the applicable Valuation Percentage or (y) if no quotations are available from such principal market makers on the relevant date, the arithmetic mean of the closing bid prices on the next preceding date multiplied by the applicable Valuation Percentage plus (ii) the accrued interest, if any, on such security (except to the extent Transferred to a party pursuant to any applicable provision of this Agreement or included in the applicable price referred to in (i) of this clause) as of such date.

         (iii)    "Alternative." Not Applicable.

(g)      Holding and Using Posted Collateral.

         (i) "Eligibility to Hold Posted Collateral; Custodians." Secured Party and its Custodian will be entitled to hold Posted Collateral pursuant to Paragraph 6(b), provided that the following conditions are satisfied:

                  (1) The Secured Party: The Secured Party is not a Defaulting Party; and

                  (2) The Custodian: The Custodian is either: (a) an affiliate of the Secured Party or (b) a bank or trust company having total assets of at least US $10,000,000,000.

         (ii) "Use of Posted Collateral" The provisions of Paragraph 6(c) will apply.

(h)      Distributions and Interest Amount.

         (i) "Interest Rate." The Interest Rate will be the rate per annum equal to the overnight Federal Funds Rate for each day cash is held by the Secured Party as reported in Federal Reserve Publication H.15-519.

         (ii) "Transfer of Interest Amount." The Transfer of the Interest Amount will be made on the last Local Business Day of each calendar month and on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

         (iii)    "Alternative to Interest Amount." Not Applicable.

(i)      Additional Representations. Not Applicable.

(j)      "Other Eligible Support and Other Posted Support."

         (i) "Value" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

         (ii) "Transfer" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(k) Demands and Notices. All demands, specifications and notices made by a party to this Annex will be made pursuant to the Notices Section of this Agreement.

(l)      Addresses for Transfers. Not Applicable.

(m) Agreement as to Single Secured Party and Pledgor. Party A and Party B agree that, notwithstanding anything to the contrary in the recital to this Annex, Paragraph 1(b) or Paragraph 2 or the definitions in Paragraph 12, (a) the term "Secured Party" as used in this Annex means only Party A, (b) the term "Pledgor" as used in this Annex means only Party B, (c) only Party B makes the pledge and grant in Paragraph 2, the acknowledgment in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party B will be required to make Transfers of Eligible Credit Support hereunder. Party A and Party B further agree that, notwithstanding anything to the contrary in Paragraph 7, this Annex will constitute a Credit Support Document only with respect to Party B, and the Events of Default in Paragraph 7 will apply only to Party B.

                                                                      Exhibit 22


[COMPANY LOGO OMITTED] Merrill Lynch         Merrill Lynch, Pierce, Fenner &
                                             Smith Incorporated
                                             4 World Financial Center, 5th Floor
Confirmation of Prepaid Variable Share       New York, NY  10080
Forward




Dated: [        ]                                          MLPFS Ref: [        ]

To:                               Coomber Investments Limited ("Counterparty")
                                  CP_ADDRESS1
                                  CP_CITY, CP_STATE  CP_ZIPCODE

cc:                               CP_CONTACT
                                  E-mail: CP_CEMAIL

From:                             Merrill Lynch, Pierce, Fenner & Smith
                                  Incorporated ("MLPFS")
                                  Tel: (212) 449-8675
                                  Fax: (646) 805-2780

--------------------------------------------------------------------------------

Dear Sir/Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation and are available to Counterparty upon request. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of [ ] as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

         Trade Date:                               [        ]

         Seller:                                   Counterparty

         Buyer:                                    MLPFS

         Shares:                                   The common stock of China
                                                   Yuchai International Limited
                                                   (Security symbol: "CYD")

         Number of Shares:                         [        ]

         Forward Price:                            The Settlement Price, subject
                                                   to the Forward Floor Price
                                                   and the Forward Cap Price.

         Prepayment Amount:                        [        ]

         Prepayment Date:                          [        ]

         Forward Floor Price:                      [        ]

         Forward Cap Price:                        [        ]

         Exchange:                                 NYSE

         Related Exchange:                         All Exchanges

         Valuation:

              Valuation Time:                      The Scheduled Closing Time of
                                                   the Exchange.

              Valuation Date:                      [        ]

         Settlement Terms:

              Settlement Method Election:          Applicable

              Electing Party:                      Counterparty

              Settlement Method Election Date:     On or before the date that is
                                                   thirty (30) days prior to the
                                                   Valuation Date.

              Default Settlement Method:           Physical Settlement, if
                                                   Conditions to Physical
                                                   Settlement are satisfied.

              Cash Settlement Provisions:

                  Settlement Price:                The average price per Share
                                                   closing prices on the
                                                   Exchange on the ten (10)
                                                   consecutive Exchange Business
                                                   Days ending on the Valuation
                                                   Date.

                  Forward Cash Settlement
                  Amount: An amount determined by the Calculation Agent equal to the product of the Number of Shares multiplied by one of the following, as the case may be:

                                                   (i)   if the Settlement Price
                                                         is less than or equal
                                                         to the Forward Floor
                                                         Price:

                                                         the Settlement Price,

                                                   (ii)  if the Settlement
                                                         Price is greater than
                                                         the Forward Floor Price
                                                         but less than or equal
                                                         to the Forward Cap
                                                         Price:

                                                         the Forward Floor
                                                         Price; or

                                                   (iii) if the Settlement Price
                                                         is greater than the
                                                         Forward Cap Price:

                                                   [Forward Floor Price +
                                                   (Settlement Price - Forward
                                                   Cap Price)]

                  Cash Settlement
                  Payment Date:                    Three (3) Exchange Business
                                                   Days following the Valuation
                                                   Date.

                  Settlement Currency:             USD

              Physical Settlement Provisions:

                  Settlement Date:                 Three (3) Exchange Business
                                                   Days following the Valuation
                                                   Date.

                  Number of Shares
                  to be Delivered:                 An amount determined by the
                                                   Calculation Agent equal to
                                                   the following, as the case
                                                   may be:

                                                   (i)   if the Settlement Price
                                                         is less than or equal
                                                         to the Forward Floor
                                                         Price:

                                                         the Number of Shares,

                                                   (ii)  if the Settlement Price
                                                         is greater than the
                                                         Forward Floor Price but
                                                         less than or equal to
                                                         the Forward Cap Price,
                                                         the product of (a) the
                                                         Number of Shares
                                                         multiplied by (b) the
                                                         following fraction:

                                                         Forward Floor Price
                                                         -------------------; or
                                                           Settlement Price

                                                   (iii) if the Settlement Price
                                                         is greater than the
                                                         Forward Cap Price the
                                                         product of (a) the
                                                         Number of Shares
                                                         multiplied by (b) the
                                                         following fraction:

                                                   Forward Floor Price + (Settlement Price - Forward Cap Price)
                                                   ------------------------------------------------------------
                                                                         Settlement Price

              Conditions to Physical
              Settlement:                          Notwithstanding anything
                                                   contained herein to the
                                                   contrary, unless all of the
                                                   provisions in Section 9.11 of
                                                   the Equity Definitions are
                                                   satisfied and the Shares to
                                                   be delivered are the Pledged
                                                   Shares described below, as
                                                   determined by the Calculation
                                                   Agent, Cash Settlement shall
                                                   apply to this Transaction.

              Physical Settlement Fee:             Counterparty will pay to
                                                   MLPFS a Physical Settlement
                                                   Fee on the Settlement Date
                                                   equal to any fees,
                                                   commissions or markdowns that
                                                   MLPFS would receive or charge
                                                   if Counterparty were selling
                                                   the Shares for cash to or
                                                   through MLPFS, as determined
                                                   by MLPFS.


Dividends:

Notwithstanding anything to the contrary in Article 10 of the Equity Definitions, Counterparty shall pay to the MLPFS the Dividend Amount on the Dividend Payment Date.

         Dividend Amount:                          An amount equal to the
                                                   product of (i) 100% of the
                                                   gross cash dividend per Share
                                                   relating to each date the
                                                   Shares trade ex-dividend on
                                                   the Exchange during the
                                                   Dividend Period; multiplied
                                                   by (ii) the Number of Shares.

         Dividend Period:                          The period from but excluding
                                                   the Trade Date to and
                                                   including the Valuation Date.

         Dividend Payment Date:                    Paid when received by a U.S.
                                                   shareholder of record.

Share Adjustments:

         Method of Adjustment:                     Calculation Agent Adjustment

Extraordinary Events:

         Consequences of Merger Events:

              Share-for-Share:                     Modified Calculation Agent
                                                   Adjustment

              Share-for-Other:                     Cancellation and Payment

              Share-for-Combined:                  Component Adjustment

         Determining Party:                        The Calculation Agent

Tender Offer:                                      Applicable

         Consequences of Tender Offers:

              Share-for-Share:                     Modified Calculation Agent
                                                   Adjustment

              Share-for-Other:                     Cancellation and Payment

              Share-for-Combined:                  Component Adjustment

         Determining Party:                        The Calculation Agent

Nationalization, Insolvency or Delisting:          Cancellation and Payment;
                                                   provided that the provisions
                                                   of Section 12.6(a)(iii) of
                                                   the Equity Definitions are
                                                   amended to provide that
                                                   "Delisting" means that the
                                                   Exchange announces that
                                                   pursuant to the rules of such
                                                   Excahnge, the Shares cease
                                                   (or will cease) to be listed,
                                                   traded or publicly quoted on
                                                   the Exchange for any reason
                                                   (other than a Merger Event or
                                                   Tender Offer) and the other
                                                   terms of the definition of
                                                   "Delisting" contained in
                                                   Section 12.6(a)(iii) are not
                                                   applicable.

         Determining Party:                        The Calculation Agent

Additional Disruption Events:

         Change in Law:                            Applicable; provided that the
                                                   following shall be added to
                                                   the definition of Change in
                                                   Law in Section 12.9(a)(ii) of
                                                   the Equity Definitions after
                                                   "under" and before "such" in
                                                   the eighth line thereof:

                                                       "or in initially hedging,
                                                       maintaining a hedge on,
                                                       or unwinding a hedge in
                                                       respect of"

         Failure to Deliver:                       Applicable

         Insolvency Filing:                        Applicable

         Loss of Stock Borrow:                     Applicable

              Maximum Stock
              Loan Rate:                           3%

         Increased Cost of Stock Borrow:           Applicable

              Initial Stock
              Loan Rate:                           1%; provided that (i) any
                                                   Price Adjustment will be made
                                                   to reflect the change in the
                                                   stock loan rate from the
                                                   Trade Date Stock Loan Rate,
                                                   not the Initial Stock Loan
                                                   Rate, and (ii) paragraph
                                                   12.9(b)(v) of the Equity
                                                   Definitions shall be amended
                                                   by substituting "Trade Date
                                                   Stock Loan Rate" for "Initial
                                                   Stock Loan Rate" in
                                                   subparagraphs (X) and (Y).

                                                   Trade Date Stock Loan Rate
                                                   means 0%.

         Determining Party:                        The Calculation Agent

         For the purposes of Loss of Stock Borrow and Increased Cost of Stock Borrow, the Stock Loan Rate at any time shall be the amount equal to the relevant overnight USD-LIBOR-BBA rate, less the interest rate received by the Hedging Party, or plus the interest rate paid by the Hedging Party, as the case may be, in respect of cash collateral that the Hedging Party is required to post in connection with any stock loan arrangement with a stock lender for this Transaction ("Stock Loan"), plus the borrow fee, if any, under the Stock Loan.

         The Hedging Party in respect of this Transaction shall be MLPFS.


Calculation Agent:                                 MLPFS

Non-Reliance:                                      Applicable

Agreements and Acknowledgments
Regarding Hedging Activities:                      Applicable

Additional Acknowledgments:                        Applicable

Governing law:                                     The laws of the State of New
                                                   York (without reference to
                                                   choice of law doctrine).

Notices:                                           All notices under this
                                                   Confirmation will be in
                                                   English.

Collateral:

         Independent Amount:        Independent Amount with respect to
                                    Counterparty and this Transaction under the Credit Support Annex which forms part of the Agreement (the "CSA") means Shares in an amount equal to the Number of Shares (the
                                    "Pledged Shares").

         Eligible Collateral:       The Pledged Shares will constitute Eligible
                                    Collateral with respect to this Transaction with a Valuation Percentage of 100%. No substitution of the Pledged Shares once deposited is allowed.

         Exposure:                  This Transaction will be disregarded for
                                    purposes of determining the Secured Party's
                                    Exposure under the CSA.

         Rehypothecation or
         borrowing by MLPFS:        MLPFS may rehypothecate, borrow or otherwise
                                    use the Pledged Shares as allowed in
                                    Paragraph 6(c) of the CSA at any time
                                    immediately after the Trade Date ("Use by MLPFS"). In anticipation of an announced vote being solicited from holders of the Shares, Counterparty may deliver written notice to MLPFS requesting that MLPFS return any Pledged Shares then subject to Use by MLPFS. Counterparty shall deliver such request at least five Scheduled Trading Days prior to the date that Counterparty requests that the Use by MLPFS be terminated. MLPFS shall use commercially reasonable efforts to locate Shares to borrow in order to allow for the termination of Use by MLPFS, but Counterparty acknowledges that MLPFS is under no obligation to cause such termination and may not be able to locate alternative Shares to borrow to allow for such termination. Counterparty further acknowledges and agrees that any Pledged
                                    Shares delivered to the pledge account as contemplated herein shall remain Pledged
                                    Shares subject to the CSA and shall be
                                    eligible for Use by MLPFS after the date a holder of such Pledged Shares is eligible to vote such Pledged Shares or such vote is cancelled. To the extent that MLFPS has to borrow Shares in order to hedge its exposures under this Transaction when MLPFS does not have Use by MLPFS of the Shares, Loss of Stock Borrow and Increased Cost of
                                    Stock Borrow shall be applicable to this Transaction.

Representations of
Counterparty:                       In addition to the acknowledgments and
                                    agreements contained in Article 13 of the Equity Definitions, Counterparty represents that it:

                                    (a) The Counterparty (i)has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (ii) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (iii) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction;
                                    (iv) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (v) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Forward Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Forward Cap Price; and (vi) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to physically deliver the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

                                    (b) Neither the Counterparty nor any of its affiliates is in possession of any material non-public information regarding the Issuer.

                                    (c) Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c) under the Securities Act.

                                    (d) Counterparty shall comply with the
                                    reporting and other requirements of Section
                                    13 and Section 16 of the Securities Exchange
                                    Act of 1934 relating to this Transaction.

                                    (e) Neither the Counterparty nor any person who would be considered to be the same "person" (as such term is used in Rule 144(a)(2) under the Securities Act of 1933, as amended (the "Securities Act")), has sold any Shares (or security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Shares (or security entitlements in respect thereof) during the preceding three (3) months prior to the Trade Date of this Transaction except as otherwise disclosed to MLPFS. For the purposes of this paragraph and paragraphs
                                    (f) and (g), Shares shall be deemed to
                                    include securities convertible into or
                                    exchangeable or exercisable for Shares and any other security or instrument that would be subject to aggregation under Rule 144(e) under the Securities Act.

                                    (f) Counterparty covenants that it will send to MLPFS via facsimile a copy of each filing under Section 13 or 16 of the Exchange Act relating to this Transaction concurrently with filing or transmission for filing, as the case may be, of such form to or with the Securities and Exchange Commission (the "SEC").

                                    (g) The Pledged Shares are currently
                                    eligible for public resale by the
                                    Counterparty pursuant to Rule 144 under the Securities Act. The Counterparty acknowledges and agrees that (i) the entering into of the Transaction will constitute a sale of the Pledged Shares for purposes of Rule 144, (ii) the Counterparty has not taken and will not take any action that would cause such sale to exceed the volume limitation of Rule 144(e), (iii) the Counterparty has not taken and will not take any action that could cause the sale made pursuant to this Confirmation to fail to meet all applicable requirements of Rule 144 and (iv) the Counterparty will transmit a Form 144 for filing with the SEC. The Counterparty covenants that it has provided to MLPFS a copy of each Form 144 concurrently with the filing or transmission for filing of such form to or with the SEC. The Counterparty agrees that the Pledged Shares will be treated as securities that are neither restricted nor control securities in transactions for the account of MLPFS and therefore are available for resale without registration under the Securities Act and will cause the issuer of the Pledged Shares to treat the Pledged Shares accordingly.

                                    (h) Counterparty will immediately notify
                                    MLPFS upon obtaining knowledge of the
                                    occurrence of any event that would
                                    constitute an Event of Default, a Potential
                                    Event of Default or a Potential Adjustment
                                    Event.

                                    (i) The parties acknowledge and agree that in the event of an Early Termination Date, the amount payable under the Agreement will be a cash amount calculated as described therein and that the deliveries specified with respect to the Transaction will no longer apply. In the event of such an Early Termination Date, the parties acknowledge that if the Counterparty cannot satisfy such cash amount then owing, then MLPFS may foreclose on the Pledged Shares pursuant to the terms of the CSA in full satisfaction of such cash amount then owing.

                                    (j) Counterparty is not as of the Trade
                                    Date, and will not as of the Effective Date after giving effect to the transactions contemplated hereby, be insolvent.

                                    (k) Counterparty has no material agreements and or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to any Pledged Shares.

                                    (l) Counterparty is not and has not been the subject of any civil proceeding of a juridicial or administrative body of competent jurisdiction that could reasonably be expected to impair the Counterparty's ability to perform its obligations under the Forward Contract.

                                    (m) No director of the Counterparty has a financial interest in or other relationship to a party to this Transaction or, if an interest does exist, appropriate shareholder approval or ratification has been obtained.

                                    (n) That the documents delivered by
                                    Counterparty to Jun He Law Offices, King and
                                    Wood, Harneys and O'Melveny & Myers LLP in connection with such firms rendering their opinions are true and correct copies of the indicated documents.

                                    (o) Counterparty is not affiliated with any U.S. company or other U.S. entity having publicly traded securities.

                                    (p) Counterparty agrees to file as promptly as possible the documents specified in the legal opinion provided by Harneys and from time to time file any other documents and take any other action requested by MLPFS that is necessary to preserve or appropriate for the purpose of preserving the priority of the secured interests created by the pledge of the Pledged Shares.

                                    (q) The parties hereto intend as follows:

                                        (i) This Transaction to constitute a
                                        "securities contract" as defined in
                                        Section 741(7) of the Bankruptcy Code,
                                        qualifying for the protection under
                                        Section 555 of the Bankruptcy Code.

                                        (ii) A party's right to liquidate the
                                        forward contract as contemplated by the
                                        Transaction and to exercise any other
                                        remedies upon the occurrence of any
                                        Event of Default under the Agreement
                                        with respect to the other party to
                                        constitute a "contractual right" as
                                        defined in the Bankruptcy Code.

                                        (iii) Any cash, securities or other
                                        property provided as performance
                                        assurance, credit, support or collateral with respect to this Transaction to constitute "margin payments" as defined in the Bankruptcy Code.

                                        (iv) All payments for, under or in
                                        connection with this Transaction, all
                                        payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

                                        (v) "Bankruptcy Code" means Title 11 of
                                        the United States Bankruptcy Code.

                                        (vi) Upon the execution of this
                                        Confirmation, this Confirmation shall
                                        constitute a "Final Agreement" within
                                        the meaning of the interpretive letter
                                        from the SEC to Goldman, Sachs & Co.
                                        dated December 20, 1999 (the
                                        "Interpretive Letter").

         Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to telecopier no. 646-805-2780.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED



By: ________________________________________
    Name:
    Title:


Accepted and confirmed as of the date first above written,

COOMBER INVESTMENTS LIMITED



By: ________________________________________
    Name:
    Title: